Exhibit G
Form of Public Notice

Securities and Exchange Commission
(Release No. 35-_________)

     Cinergy Corp., a Delaware corporation and registered public utility holding company ("Cinergy"), at 139 East Fourth Street, Cincinnati, Ohio 45202, has filed an application-declaration with the Commission under sections 6(a), 7, 9(a), 10 and 12(c) of the Public Utility Holding Company Act of 1935, as amended, and rules 42 and 54 thereunder.

     Cinergy requests approval to adopt and implement a shareholder rights plan (the "Plan"). Pursuant to the Plan, the Board of Directors (the "Board") of Cinergy intends to declare a dividend of one right (a "Right") for each outstanding share of Cinergy Common Stock, par value $0.01 per share (the "Common Stock"), payable to shareholders of record on the tenth business day after receipt of the authorization herein requested (the "Record Date"). As of April 30, 2000, there were approximately 159 million shares of Common Stock outstanding. The Rights will be created by and issued pursuant to a Rights Agreement (the "Rights Agreement"), between Cinergy and The Fifth Third Bank, an Ohio banking corporation, as Rights Agent.

     In particular, Cinergy seeks authorization to implement the Plan and the Rights Agreement, including, among other actions permitted by the Rights Agreement, the following transactions:

     (1)  The dividend distribution of the Rights;

     (2) The making of adjustments to the Exercise Price (defined below), and the issuance and sale of Common Stock or the transfer of other assets upon exercise of the Rights;

     (3)  The redemption of Rights; and

     (4) Amending the Rights Agreement from time to time as described below.

     According to Cinergy, the Plan, including the adoption of the Rights Agreement and the distribution of the Rights to Cinergy's shareholders, provides appropriate protections for shareholders from the takeover abuses discussed above. Shareholder rights plans have become a widely accepted means to maximize shareholder value by reducing the risk of nonrealization of shareholder value due to opportunistic acquisition proposals. Cinergy states that more than 2,000 companies have adopted rights plans, including a majority of the Fortune 500 companies and more than 40 utility companies (including numerous registered holding companies).

     The U-1 summarizes the material terms of the Plan as follows:

     1.   Exercise Price

     The Rights created under the Rights Agreement would entitle the holders thereof to purchase one share of Common Stock at a price of $100 per whole share of Common Stock (the "Exercise Price"), subject to adjustment. Initially, the Rights would not be exercisable and would trade with the outstanding shares of Common Stock. Upon the occurrence of the triggering events described below, the Rights would become exercisable and certificates representing the Rights would be distributed and would trade independently of such outstanding shares. However, the Rights would not entitle the holders thereof to make a discounted purchase of shares of Cinergy's Common Stock or of the common stock of the person proposing to acquire Cinergy until the occurrence of either of the events described below under "Discount Purchase Right."

     2.   Distribution Events

     The Rights would become exercisable (i.e., Common Stock could be purchased at the Exercise Price pursuant to the Rights) upon the earlier to occur of (such date, the "Distribution Date") (i) 10 business days after the first public announcement that any person or group (an "Acquiring Person") has without the Board's prior consent acquired beneficial ownership of 10% or more of Cinergy's outstanding Common Stock ("Acquisition Event") and (ii) 10 business days (unless extended by the Board) after any person or group has commenced a tender or exchange offer which would, upon its consummation, result in such person or group becoming an Acquiring Person ("Offer Event").

     3.   Discount Purchase Right

     After the Distribution Date, if an Acquisition Event has occurred, the holders of the Rights (other than an Acquiring Person and certain transferees thereof, whose Rights will become void) would immediately have the right to receive (subject to the effectiveness of an appropriate registration statement under the Securities Act of 1933), for each Right exercised, Common Stock having a market value equal to two times the Exercise Price then in effect ("Discount Purchase Right").

     In the event that, following an Acquisition Event, (i) Cinergy is acquired by another person or entity not controlled by Cinergy ("Acquiror") in a merger or other business combination transaction in which Cinergy is not the continuing or surviving entity, (ii) an Acquiror consolidates or merges into Cinergy in a merger or other business combination transaction in which Cinergy is the continuing or surviving entity and, in connection with the transaction, all or part of the Common Stock is changed into or exchanged for property, or (iii) 50% or more of Cinergy's consolidated assets or earning power is sold or transferred to an Acquiror, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter be entitled to receive, for each Right exercised, common stock of the Acquiror or other appropriate party having a market value equal to two times the Exercise Price then in effect.

     4.   Redemption of Rights

     The Rights may be redeemed, as a whole, at a Redemption Price of $0.01 per Right, subject to adjustment, at the direction of the Board, which Redemption Price shall be paid at Cinergy's option, in cash, shares of Common Stock or other appropriate form of consideration, at any time prior to the earlier of (i) the close of business on the date that any person has become an Acquiring Person and (ii) the date of final expiration of the Rights. The Rights will expire at the close of business ten years from the date of the Rights Agreement, unless earlier redeemed or exchanged by Cinergy as described below.

     5.   Adjustments to Exercise Price

     The Exercise Price payable, and the number of shares of Common
Stock (or other securities, as the case may be) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of Common Stock or convertible securities at less than the then current market price of Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants. Prior to the date on which the Rights become exercisable, the Board may make such equitable adjustments as it deems appropriate in the circumstances in lieu of any adjustment otherwise required by the foregoing.

     With certain exceptions, no adjustment in the Exercise Price will be required until the time at which cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     6.   Amendments

     The terms of the Rights may be amended by the Board (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights (including the interests of any Acquiring Person) or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement. The terms of the Rights may not be amended at a time when the Rights are not redeemable.

     Cinergy states that it currently does not meet the conditions of Rule 53(a). As of March 31, 2000, Cinergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $607.8 million. This amount is equal to approximately 58% of Cinergy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2000, of approximately $1055.8 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

     By order dated March 23, 1998 (HCAR No. 26848) ("1998 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to 100% of Cinergy's average "consolidated retained earnings." By order dated June 23, 2000 (HCAR No. 27190) ("2000 Order"), the Commission granted Cinergy additional authorization to invest
in EWGs and FUCOs beyond that granted in the 1998 Order   specifically, $1
billion in addition to Cinergy's aggregate investment at the date of such order. Although Cinergy's aggregate investment at March 31, 2000 exceeds the 50% "safe harbor" limitation, this investment is below the limitation authorized by the 1998 and 2000 Orders.

     With respect to capitalization, Cinergy asserts that there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of March 31, 2000, Cinergy's consolidated capitalization consisted of 43.5 % equity and 56.5% debt. These ratios are within acceptable ranges, as further reflected by the fact that at March 31, 2000 Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. According to Cinergy, the impact of the proposed transactions upon Cinergy's consolidated capitalization will be insubstantial.

     With respect to earnings, Cinergy states that its interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket No. 70-9011. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

     Finally, Cinergy states that it satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53.

     Fees and expenses in connection with the proposed transactions are estimated to total approximately $50,000.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.